SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT and Rocket Internet create global Joint Venture for Mobile-First Payment Solutions with a focus on Emerging Markets.”

Exhibit 1

January 6, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT and Rocket Internet create global Joint Venture for Mobile-First Payment Solutions with a focus on Emerging Markets.”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

January 6, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT and Rocket Internet create global Joint Venture for Mobile-First Payment Solutions with a focus on Emerging Markets.”

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,880 As of November 30, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 6, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a press release entitled “PLDT and Rocket Internet create global Joint Venture for Mobile-First Payment Solutions with a focus on Emerging Markets.”

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

January 6, 2015

pressrelease

PLDT and Rocket Internet create global Joint Venture for Mobile-First Payment Solutions with a focus on Emerging Markets

? ? ? ?
PLDT and Rocket create a global 50/50 JV for mobile-first payment services with a focus on emerging markets
JV combines key existing payment assets from both PLDT/Smart e-Money Inc. and Rocket
JV to leverage Rocket’s network of online companies in more than 100 countries and PLDT/Smart e-Money Inc.’s pioneering mobile payments platform
Transaction planned to close in Q1 2015

MANILA, Philippines, 6th January 2015 –– Philippine Long Distance Telephone Company (“PLDT”, PSE: TEL, NYSE: PHI), the leading telecoms operator in the Philippines, and Rocket Internet AG (“Rocket”, ISIN DE000A12UKK6, RKET), the leading Internet platform outside the US & China, today announced a definitive agreement to establish a global Joint Venture for payment services with a focus on emerging markets, with each partner holding a 50 percent stake.

This project, envisaged as a global partnership that was kicked off by the pre-IPO investment of PLDT in Rocket in 2014, builds on the complementary strengths of Rocket and PLDT, to drive the massive adoption of online and mobile payment solutions in emerging markets.

PLDT will contribute the intellectual property, platforms and business operations of its market leading mobile-first payment platform Smart e-Money Inc. (“SMI”), a pioneer in mobile banking and mobile wallet services which has handled transactions valued at approximately EUR 3.4 billion in 2013. With over 5 million active customers and 300,000 trade accounts, SMI owns and manages the Philippines’ biggest “branchless banking” network, certified at the highest global security and governance standards as a financial service platform. Rocket will contribute its participations in Paymill Holding GmbH (“Paymill”) and Payleven Holding GmbH (“Payleven”), two of the leading payment platforms for high growth, small-and-medium-sized e-commerce businesses across Europe.

The combination of PLDT and Rocket assets creates a leader in mobile payments expertise uniquely positioned to capture the global potential of mobile-first payment services especially in emerging markets

Subject to approval by the relevant authorities, the transaction is planned to close in Q1 2015.

Napoleon L. Nazareno, President and CEO of PLDT, said:

”PLDT continues to build on its strategy to become a driving force in the digital economy, and with Rocket, we have a partner who understands the DNA of the global Internet market more than any other company. We look forward to continuing the long-term success story of Smart Money and optimizing the synergies between e-commerce and innovative mobile-first payment solutions.”

Oliver Samwer, Founder and CEO of Rocket Internet, added:

“This Joint Venture is the next logical step of our valuable partnership with PLDT and we are pleased that our shared vision for the growth opportunities of the global payment market has been implemented in such an expedited fashion. Rocket’s network of companies combined with PLDT’s 14 years of experience in the mobile payment industry will allow us to deliver world-class innovations in mobile money and micro-payments around the world.”

Ends

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications and multimedia services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

About Rocket Internet AG

Rocket’s mission is to become the world’s largest Internet platform outside of China and the United States. Rocket identifies and builds proven internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies.

Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.

Rocket started in 2007 and now has more than 20,000 employees across its network of companies, which operate in more than 100 countries on five continents.

Contact PLDT:

Anabelle L. Chua
Senior Vice President and Treasurer
Phone: +632 816 8213
Fax: +632 844 9099
Email: alchua@pldt.com.ph

Melissa V. Vergel de Dios
Head, Investor Relations
Phone: +632 816 8024
Fax: +632 810 7138
Email: mvvergeldedios@pldt.com.ph

Ramon R. Isberto
Head, Corporate Communications and Public Affairs
Phone: +632 511 3101
Fax: +632 511 3100
Email: rrisberto@smart.com.ph

Contact Rocket Internet:

Andreas Winiarski
Senior Vice President, Global Communications
Phone: +49 30 300 13 18 68
Email: andreas.winiarski@rocket-internet.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 6, 2015